

August 21, 2021

Debra Havranek
Vice President, Chief Financial Officer and Treasurer
Midwest Holding Inc.
2900 S. 70th, Suite 400
Lincoln, Nebraska 68506

      Re: Midwest Holding Inc
           Form 10-K for the Fiscal Year Ended December 31, 2020
           Filed March 15, 2021
           Form 8-K Dated August 12, 2021
           Filed August 12, 2021
           File No. 001-39812

Dear Ms. Havranek:

      We have reviewed your August 6, 2021 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments.

Form 8-K Filed August 12, 2021

Exhibit 99.1 - Press Release Dated August 12, 2021
Q2 2021 Key Performance Indicators and Non-GAAP Financial Measures
Management Revenue, page 2

1.   We note from page 11 of your earnings release for the first quarter of 2021 furnished as Exhibit 99.1 to your May 13, 2021 Form 8-K that non-GAAP "adjusted revenue" was a subtotal in the reconciliation form GAAP total revenues to non-GAAP "management revenue." We also note that although you removed "adjusted revenue" from your June 30, 2021 Form 10-Q (in response to prior comment 1) and from this earnings release, you continue to add back deferred coinsurance ceding commission as a non-GAAP adjustment in deriving your non-GAAP "management revenue" and its "net revenue on reinsurance" component. Consistent with our previous request, please represent to us that in the future

you will revise your non-GAAP revenue and net income measures to remove the deferred coinsurance ceding commission adjustment or tell us why the acceleration of these deferred commissions is not an individually tailored revenue recognition method. See Question 100.04 of the Compliance and Disclosure Interpretations (CDIs) on Non-GAAP Financial Measures.

You may contact Mark Brunhofer at 202-551-3638 or Sharon Blume at 202-551-3474 if you have questions.

Sincerely,

Division of Corporation Finance
Office of Finance